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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.  )*


                        Varity Corporation
                        ------------------
                         (Name of Issuer)

                  Common Stock, par value $0.01
                  -----------------------------
                  (Title of Class of Securities)

                            92224R602
                          --------------
                          (CUSIP Number)

          c/o Richard D. Scribner, Salomon Brothers Inc
 Seven World Trade Center, New York, New York 10048 (212) 783-7400
- -------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                        September 5, 1996
           -------------------------------------------
           (Date of Event with Requires Filing of this
                            Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ X ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

- ---------------------------                        ------------------------
CUSIP No.  92224R602                                Page  2  of  21 Pages
                                                         ---    ---
- ---------------------------                        ------------------------

- ---------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Salomon Brothers Holding Company Inc
         13-3082695
- ---------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [ X ]
- ---------------------------------------------------------------------------
   3     SEC USE ONLY


- ---------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
- ---------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                   [X]

- ---------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

- ---------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER
     SHARES

                  ---------------------------------------------------------
  BENEFICIALLY        8    SHARED VOTING POWER
    OWNED BY
                           2,069,700

                  ---------------------------------------------------------
      EACH            9    SOLE DISPOSITIVE POWER
    REPORTING
     PERSON
                  ---------------------------------------------------------
      WITH           10    SHARED DISPOSITIVE POWER
                           2,069,700
- ---------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,069,700
- ---------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                    [   ]


- ---------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         5.3%
- ---------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO, HC
- ---------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

Item 1.    Security and Issuer.

           The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock"), of Varity Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 672 Delaware Avenue, Buffalo, New York 14209.

Item 2.    Identity and Background.

           (a-c, f) This statement on Schedule 13D is being filed by Salomon Brothers Holding Company Inc ("SBHC"), a corporation organized under the laws of the State of Delaware. All of the Common Stock reported herein is directly beneficially owned by Salomon Brothers Inc ("SBI"), Salomon Brothers International Limited ("SBIL") and Salomon Brothers U.K. Equity Limited ("SBUKE"). SBI is a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of SBHC. SBIL is a corporation organized under the laws of England and a wholly-owned subsidiary of SBHC. SBUKE is a corporation organized under the laws of England and an indirect wholly-owned subsidiary of SBHC. SBHC is in turn a wholly-owned subsidiary of Salomon Inc. The principal executive offices of each of SBI, SBHC and Salomon Inc are located, and principal business activities conducted, at Seven World Trade Center, New York, New York 10048. The principal executive office of SBIL and SBUKE are located, and principal business activities conducted, at Victoria Plaza, 111 Buckingham Palace Road, London SW1W O5B England.

           The principal business of SBHC is the ownership of all the outstanding shares of common stock of SBI and SBIL. The principal business of Salomon Inc is the ownership of all outstanding shares of common stock of SBHC and Phibro Energy USA Inc. (which owns four oil refineries in Texas and London and other asset-based businesses) and the conduct of commodities trading (concentrating on crude oil and energy derivatives) through its Phibro Energy Division.

           The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of SBHC are set forth in Annex A hereto, which is incorporated herein by reference. The names, citizenship, business addresses and principal occupations or employments of each of the executive officers and directors of Salomon Inc are set forth in Annex B hereto, which is incorporated herein by reference.

           (d-e) On May 20, 1992, SBI and Salomon Inc (together "Salomon") consented, without admitting or denying any of the allegations of the concurrently filed complaint, to the entry of a Final Judgment of Permanent Injunction and Other Relief (the "Final Judgment") in settlement of an action arising out of


                       Page 3 of 21 Pages
alleged misconduct in auctions of U.S. Treasury securities and government securities trading, brought by the Securities and Exchange Commission (the "SEC") in the United States District Court of the Southern District of New York, entitled Securities and Exchange Commission v. Salomon Inc and Salomon Brothers Inc (92 Civ. 3691 and Securities and Exchange Act Release No. 30721 (May 20, 1992)) (the "Treasury Matter"). Among other things, the Final Judgment enjoins Salomon from violations of Section 17(a) of the Securities Act of 1933 (the "1933 Act"), Section 10(b), 15(c)(1) and 17(a) of the 1934 Act and Rules 10b-5, 15c1-2, 17a-3
and 17a-4 promulgated thereunder. Pursuant to the settlement, Salomon was required to pay a total amount of $290,000,000, with $100,000,000 going to a fund for the payment of private claims for compensatory damages arising out of the U.S. Treasury auction and related matters and $190,000,000 to the United States in payment of civil penalties under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 and a forfeiture of assets to and settlement of claims with the Department of Justice against SBI. On the same day, in other related actions solely involving SBI, the SEC instituted and settled an administrative proceeding relating to a failure to supervise the persons responsible for the alleged misconduct, the Federal Reserve Bank of New York announced the continuation of SBI's primary dealer designation but a cessation of its trading activity until August 3, 1992, and the Department of Treasury announced that SBI would be permitted to resume bidding for customers on August 3, 1992, having restricted SBI to purchasing securities for its own account in U.S. Treasury auctions since August 18, 1991.

           In January and February 1993, SBI, without admitting or denying any allegations, entered into consent agreements and, in some states, consent orders with 41 state securities regulators in settlement of certain claims in respect of SBI's state broker-dealer registrations arising out of SBI's activities described in the Treasury Matter. Pursuant to the settlement with the states, SBI agreed, among other things, to (i) comply with those provisions of the order issued by the SEC in the Treasury Matter that imposed remedial sanctions with respect to alleged violations of securities laws by former personnel of SBI in auctions for United States Treasury Securities during 1990 and 1991; (ii) pay $50,000 to each state participant in the settlement as reimbursement for costs of investigation related to the Treasury Matter; and (iii) with respect to some states, contribute $2,000,000 to a multi-state investor protection trust fund to be created for the purpose of providing funds for projects promoting the cause of investor protection.

           Other than as aforesaid, during the last five years neither Salomon Inc nor, to the best knowledge of Salomon Inc, SBHC, SBI or any of the persons listed in Annexes A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SBI, SBHC, Salomon Inc or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           The net amount of funds used by SBI to acquire the 688,400 shares of Common Stock of the Issuer described in Item 5 is estimated to have been approximately $33,504,338. These funds came from SBI's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBI. The net amount of funds used by SBIL to acquire the


                       Page 4 of 21 Pages

1,381,300 shares of Common Stock of the Issuer described in Item 5 is estimated to have been approximately $67,709,526. These funds came from SBIL's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBIL. The net amount of funds used by SBUKE to acquire the 1,381,300 shares of Common Stock of the Issuer described in Item 5 is estimated to have been approximately $67,709,526. These funds came from SBUKE's working capital, which in the normal course includes the proceeds from day loans and demand loans entered into in the ordinary course of business with numerous banks. Such demand loans are secured virtually entirely by securities owned by SBUKE.

Item 4.    Purpose of Transaction.

           The Common Stock to which this Statement relates was acquired by SBI, SBIL and SBUKE in the ordinary course of business in connection with investment and arbitrage and trading activities.

           On March 30, 1996, the Issuer and Lucas Industries plc ("Lucas"), announced that they had executed a merger agreement pursuant to which each of Lucas and the Issuer will become a wholly-owned subsidiary of LucasVarity plc ("LucasVarity"), an English public limited company newly formed for such purpose (such transaction, the "Merger"). On September 6, 1996, the Merger was consummated, at which time each share of Common Stock of the Issuer was converted into the right to receive 1.38 American Depositary Shares of LucasVarity, each representing 10 fully paid ordinary shares, nominal value 25p per share, of LucasVarity and evidenced by American Depositary Receipts of LucasVarity.

Item 5.    Interest in Securities of the Issuer.

           (a-b) By reason of their relationship, Salomon Inc and SBHC may be deemed to share voting and dispositive power with respect to Common Stock owned by SBI, SBIL and SBUKE.

           At 4:00 p.m., Eastern Daylight Savings Time, on September 5, 1996, SBI directly beneficially owned 688,400 shares of Common Stock, SBIL directly beneficially owned 1,381,300 shares of Common Stock and SBHC indirectly beneficially owned 2,069,700 shares of Common Stock. According to the Proxy Statement/Prospectus filed by Varity Corporation and LucasVarity plc in Amendment No. 2 to its Registration Statement on Form F-4, 39,355,450 shares of Common Stock were issued and outstanding as of July 15, 1996. Based on such information, the 688,400 shares of Common Stock directly beneficially owned by SBI on September 5, 1996 represented approximately 1.7% of the Common Stock outstanding, the 1,381,300 shares directly beneficially owned by SBIL on September 5, 1996 represented approximately 3.5% of the Common Stock outstanding and the 2,069,700 shares of Common Stock indirectly beneficially owned by SBHC represented approximately 5.3% of the Common Stock outstanding.


                       Page 5 of 21 Pages

           On September 6, 1996, prior to the time of consummation of the Merger, SBIL sold the 1,381,300 shares of Common Stock beneficially owned by SBIL to SBUKE for approximately $67,709,526.

           Except as described above, neither SBHC nor, to the best knowledge of SBHC, any of Salomon Inc, SBI, SBIL, SBUKE or the persons listed in Annexes A or B hereto beneficially owned any Common Stock at the time of consummation of the Merger on September 6, 1996.

           (c) The dates, numbers of shares and prices per share for all purchases and sales of Common Stock from July 7, 1996 through the time of consummation of the Merger on September 6, 1996 are shown on Annex C hereto, which is incorporated herein by reference. As noted in Annex C, all such purchases and sales of Common Stock made by SBI, SBIL and SBUKE were made on the New York Stock Exchange or in the over-the-counter market.

           Except as described above, neither SBHC nor, to the best knowledge of SBHC, any of Salomon Inc, SBI, SBIL, SBUKE or the persons listed on Annexes A or B hereto made any purchases or sales of Common Stock from July 7, 1996 through the time of consummation of the Merger on September 6, 1996.

           (d-e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

           Neither SBHC nor, to the best knowledge of SBHC, any of Salomon Inc, SBI, SBIL, SBUKE or the persons listed on Annexes A or B hereto have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

           Not applicable.


                       Page 6 of 21 Pages

                              ANNEXES

A.    Executive Officers and Directors of Salomon Brothers Holding
      Company Inc

B.    Executive Officers and Directors of Salomon Inc

C. Description of purchases and sales of Common Stock by Salomon Brothers Inc, Salomon Brothers International Limited and SBUKE from July 7, 1996 through the time of consummation of the Merger on September 6, 1996.


                       Page 7 of 21 Pages

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 1996

                          SALOMON BROTHERS HOLDING COMPANY INC



                          By  /s/ Andrew Parets
                            -----------------------------------
                            Name:  Andrew Parets
                            Title:  Managing Director



                       Page 8 of 21 Pages

                                                     September 1996


                              ANNEX A
                EXECUTIVE OFFICERS AND DIRECTORS OF
               SALOMON BROTHERS HOLDING COMPANY INC


                                   Principal Occupation
Name and Title                     and Business Address
- --------------                     --------------------
Jerome H. Bailey(1)                Chief Financial Officer and
Chief Financial Officer and          Managing Director
  Managing Director                Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

                                   Chief Financial Officer
                                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Rodney B. Berens(1) (2)            Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Thomas W. Brock(1)                 Chairman and Chief Executive
Managing Director                  Officer
                                   Salomon Brothers Asset
                                   Management Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Robert E. Denham(3)                Director, Chairman and
Managing Director                  Chief Executive Officer
                                   Salomon Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Eric C. Fast(2)                    Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048


                       Page 9 of 21 Pages

Bruce C. Hackett(1)                Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

John L. Haseltine(1)(2)            Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Toshiharu Kajima(1) (4)            Chief Executive Officer
Managing Director                  Salomon Brothers Asia Limited
                                   Akasaka Park Building
                                   2-20, Akasaka 5-chome
                                   Minatu-Ku, Tokyo 107  Japan

Thomas W. Jasper                   Treasurer and Managing
Treasurer and Managing             Director
Director                           Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Deryck C. Maughan(1)(2)(3)(5)      Chairman and Chief Executive
Chairman and Chief Executive       Officer
  Officer                          Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Kenneth K. Marshall(1)             Chief Administrative Officer
Chief Administrative Officer       and Managing Director
  and Managing Director            Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Eduardo G. Mestre(1) (2)           Managing Director
Managing Director                  Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Peter J. Middleton(1) (5)          Chief Executive Officer
Managing Director                  Salomon Brothers International
                                   Limited
                                   Victoria Plaza
                                   111 Buckingham Palace Road
                                   London, SW1B  0SB
                                   England


                       Page 10 of 21 Pages

Robert H. Mundheim(1)              Secretary and Managing
Secretary and Managing             Director
Director                           Salomon Brothers Inc
                                   Seven World Trade Center
                                   New York, New York  10048

Shigeru Myojin(1) (2) (4)          Vice Chairman and Managing
Vice Chairman and                  Director
 Managing Director                 Salomon Brothers Inc
                                   Salomon Brothers Asia Limited
                                   Akasaka Park Building
                                   2-20, Akasaka 5-chome
                                   Minatu-Ku, Tokyo 107  Japan


                              Citizenship



      Except as footnoted below, each of the individuals listed above is a citizen of the United States.


- ----------------------
 (1)  Member of the Management Board
 (2)  Member of the Operating Committee
 (3)  Member of the Board of Directors
 (4)  Citizen of Japan
 (5)  Citizen of Great Britain


                       Page 11 of 21 Pages

                                                     September 1996

                              ANNEX B

                 EXECUTIVE OFFICERS AND DIRECTORS
                          OF SALOMON INC


                             Principal Occupation
Name and Title               and Business Address
- --------------               --------------------
Dwayne O. Andreas            Chairman of the Board and
Director                     Chief Executive
                             Archer Daniels Midland Company
                             Box 1470
                             Decatur, Illinois 62525

Jerome H. Bailey             Chief Financial Officer
Chief Financial Officer      Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048

                             Chief Financial Officer and
                             Managing Director
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048

Warren E. Buffett(1)         Chairman and Chief Executive
Director                     Officer
                             Berkshire Hathaway Inc.
                             1440 Kiewit Plaza
                             Omaha, Nebraska 68131

Richard J. Carbone           Controller
Controller                   Salomon Inc
                             Seven World Trade Center
                             New York, New York 10048

Robert E. Denham(1)          Director, Chairman and Chief
Director, Chairman and       Executive Officer
Chief Executive Officer      Salomon Inc
                             Seven World Trade Center
                             New York, New York 10048


                       Page 12 of 21 Pages

Dr. Claire M. Fagin          Leadership Professor
Director                     School of Nursing
                             University of Pennsylvania
                             Philadelphia, Pennsylvania 19104

John L. Haseltine            Managing Director
Director                     Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York 10048

Gedale B. Horowitz           Senior Executive Director
Director and Executive       Salomon Brothers Holding
Vice President               Company Inc
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York 10048

Thomas W. Jasper             Treasurer
Treasurer                    Salomon Inc
                             Seven World Trade Center
                             New York, New York  10048

                             Treasurer and Managing Director
                             Salomon Brothers Holding
                             Company Inc
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York  10048

Deryck C. Maughan(2)         Chairman and Chief Executive
Director and Executive        Officer
Vice President               Salomon Brothers Holding
                              Company Inc
                             Salomon Brothers Inc
                             Seven World Trade Center
                             New York, New York 10048

David O. Maxwell             Retired
Director                     c/o Salomon Inc
                             Seven World Trade Center
                             New York, New York 10048


                       Page 13 of 21 Pages

William F. May(1)            Chairman and Chief
Director                      Executive Officer
                             Statue of Liberty-Ellis
                             Island Foundation, Inc.
                             c/o Salomon Inc
                             Seven World Trade Center
                             New York, New York 10048

Robert H. Mundheim           Executive Vice President and
Executive Vice President     General Counsel
and General Counsel          Salomon Inc
                             Seven World Trade Center
                             New York, New York 10048

Charles T. Munger            Vice Chairman
Director                     Berkshire Hathaway Inc.
                             355 So. Grand Avenue
                             Los Angeles, California 90071

Shigeru Myojin(3)            Vice Chairman
Director                     Salomon Brothers Inc
                             Victoria Plaza
                             111 Buckingham Palace Rd.
                             London, SW1W OSB, England

Louis A. Simpson(1)          Director, President and
Director                     Chief Executive Officer,
                             Capital Operations
                             GEICO Corporation
                             One Geico Plaza
                             5260 Western Avenue
                             Washington, D.C. 20076-0001

Robert G. Zeller(1)          Retired
Director                     c/o Salomon Inc
                             Seven World Trade Center
                             New York, New York 10048



                       Page 14 of 21 Pages

                            Citizenship

Except as footnoted below, each of the individuals listed above is a citizen of the United States.

(1)  Member of the Executive Committee
(2)  Citizen of Great Britain
(3)  Citizen of Japan





                       Page 15 of 21 Pages

                              ANNEX C


Part I

           Set forth below are the purchases and sales of Common
Stock by SBI from July 7, 1996 through 4:00 p.m., Eastern
Daylight Time on September 9, 1996. ("P" means purchase, "S" means sale, "N" means the New York Stock Exchange, and "O" means over-the-counter market.)

                                       Number of     Price
 Date             P/S          N/O        Shares     Per Share
 ----             ---          ---     ---------     ---------
7/8/96             S             O           396     47.50

7/17/96            S             N        15,000     43.25
                   P             N        15,000     43.25
                   S             O           400     43.25
                   S             O           400     43.25

7/18/96            S             O         1,600     44.75
                   P             O         2,400     44.4128

7/19/96            S             N           200     44.625
                   S             O           800     44.625
                   P             O           200     44.625

7/22/96            S             N           500     45.25
                   P             O           800     45.145
                   S             N            81     45.375
                   S             N            81     45.5

7/23/96            P             N           400     45.625
                   P             N           100     45.375

7/25/96            P             O           125     45.00

7/26/96            P             O         2,100     44.8034

7/30/96            S             N           300     44.875
                   S             O           800     44.875

7/31/96            P             O           100     47.00
                   S             O           300     46.976
                   S             N           100     47.00
                   S             O           400     47.00


                       Page 16 of 21 Pages

                                       Number of     Price
 Date             P/S          N/O        Shares     Per Share
 ----             ---          ---     ---------     ---------
                   S             O           400     46.976

8/1/96             S             O            70     49.375

8/2/96             P             O         1,600     49.309

8/5/96             P             O         7,920     49.7203

8/8/96             S             O         1,600     49.0176

8/15/96            S             O           500     49.875

8/22/96            S             O           400     50.75

8/23/96            S             O           800     50.125

8/26/96            S             O         1,200     50.125

8/29/96            S             O           800     52.375
                   S             O           800     52.375

8/30/96            S             O         1,600     52.25
                   S             O           800     52.25

9/5/96             P             N           500     48.875
                   S             N           600     48.50
                   P             N        10,600     49.25
                   P             N       139,400     49.25
                   P             N       174,500     48.50
                   P             N         1,300     48.625
                   P             N         2,500     48.75
                   P             N         2,500     49.00
                   P             N         1,200     48.625
                   P             N         2,500     48.75
                   P             N         2,500     49.00
                   P             N       350,400     48.50
                   P             N           500     48.875
                   S             N         3,195     49.125




                       Page 17 of 21 Pages

Part II

           Set forth below are the purchases and sales of Common Stock by SBIL from July 17, 1996 through 4:00 p.m., Eastern Daylight Time on September 5, 1996. ("P" means purchase, "S" means sale, "N" means the New York Stock Exchange, and "O" means over-the-counter market.)

                                       Number of     Price
  Date            P/S          N/O        Shares     Per Share
  ----            ---          ---     ---------     ---------
7/8/96             S            N          9,100     48.00

7/10/96            S            N         18,000     48.25

7/16/96            P            N         12,500     44.00
                   P            N         19,700     43.875
                   P            N          4,000     43.75

7/17/96            P            N         40,000     43.875
                   P            N         11,800     43.25

7/18/96            P            N          7,600     44.00
                   P            N          4,300     44.00
                   P            N         48,400     43.875

7/19/96            P            N         13,200     45.50
                   P            N          1,000     45.375
                   P            N          2,800     45.00
                   P            N          3,000     45.125

7/22/96            P            N         20,000     45.375
                   P            N         10,000     45.50
                   P            N         10,000     45.25

7/23/96            P            N         10,000     45.625
                   P            N          4,500     45.00
                   P            N         18,900     45.50

7/25/96            P            N          5,000     44.25
                   P            N         12,900     45.125
                   P            N         22,600     45.00
                   P            N          4,500     44.875
                   P            N         10,000     44.75
                   P            N         10,000     44.50

7/26/96            P            N            800     44.625



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

                                       Number of     Price
  Date            P/S          N/O        Shares     Per Share
  ----            ---          ---     ---------     ---------
                   P            N         17,200     44.75

7/30/96            P            N          1,300     4.875
                   P            N         10,000     44.875
                   P            N          2,700     44.75
                   P            N          1,300     44.875
                   P            N          8,700     45.00
                   P            N         22,000     45.00
                   P            N          1,100     45.25
                   P            N          7,000     45.50
                   P            O         25,000     45.50
                   P            N          8,000     45.125
                   P            N            300     45.375
                   P            O         15,000     45.125

7/31/96            P            N         97,700     45.50

8/1/96             P            N          1,500     47.25

8/5/96             P            N         31,000     50.00
                   P            N         11,800     49.875
                   P            N          3,200     49.75
                   P            N          2,000     49.50

8/6/96             P            N         20,000     49.50
                   P            N         10,000     49.375
                   P            N          4,000     49.25

8/7/96             P            N         20,000     49.625
                   P            N         61,000     49.50
                   P            N         15,000     49.375
                   P            N          8,000     49.125
                   P            N          2,000     49.00

8/13/96            P            N         50,000     49.25
                   P            N         11,000     49.00

8/14/96            P            N         15,000     49.125
                   P            N         10,000     49.25
                   P            N          8,000     49.375

8/15/96            P            N         25,000     50.25
                   P            N         13,800     50.00



                       Page 19 of 21 Pages

                                       Number of     Price
  Date            P/S          N/O        Shares     Per Share
  ----            ---          ---     ---------     ---------
                   P            N         36,700     49.875
                   P            N         1,600      49.75

8/16/96            P            N         30,700     50.25
                   P            N         1,400      50.125
                   P            N         30,900     50.00

8/19/96            P            N         10,000     50.00
                   P            N         20,000     50.125
                   P            N         10,000     50.25

8/20/96            P            N         20,000     50.875
                   P            N         14,500     51.125
                   P            N         30,000     50.75
                   P            N            900     50.625
                   P            N          2,200     50.50
                   P            N         25,000     50.75

8/21/96            P            N          2,600     51.00
                   P            N          7,400     51.00
                   P            N         10,000     51.125

8/22/96            P            N         12,500     51.00
                   P            N          6,900     50.75

8/23/96            P            N          9,900     50.875
                   P            N          5,500     50.50
                   P            N         19,200     50.75
                   P            N          1,600     50.625

8/26/96            P            N          5,400     49.75
                   P            N          6,000     49.875
                   P            N          3,800     50.00

8/27/96            P            N         17,900     51.75
                   P            N          1,700     51.875

8/28/96            P            N          2,500     52.25
                   P            N          1,600     51.75

8/29/96            P            N         30,400     52.25
                   P            N         29,600     52.125



                       Page 20 of 21 Pages

                                       Number of     Price
  Date            P/S          N/O        Shares     Per Share
  ----            ---          ---     ---------     ---------
8/30/96            P            N         25,000     50.625
                   P            N          5,000     50.50
                   P            N          2,000     50.75
                   P            N          9,500     50.875
                   P            N          3,900     50.875
                   P            N            500     51.625
                   P            N          6,000     51.75
                   P            N          1,000     52.00
                   P            N          7,200     52.125
                   P            N         10,000     50.25
                   P            N          2,500     51.50

9/3/96             P            N          5,000     49.25
                   P            N          5,000     49.625
                   P            N          5,000     49.125
                   P            N          5,000     49.375
                   P            N          5,000     49.50

9/4/96             P            N         18,100     50.375
                   P            N         25,000     50.50
                   P            N         25,000     49.875

9/5/96             P            N         25,000     49.25
                   P            N         15,200     49.375
                   P            N         57,100     49.50
                   P            N        100,000     48.50

9/6/96             S            O      1,381,300     49.0187

Part III

           Set forth below are the purchases and sales of Common Stock by SBUKE from July 17, 1996 through 4:00 p.m., Eastern Daylight Time on September 5, 1996. ("P" means purchase, "S" means sale, "N" means the New York Stock Exchange, and "O" means over-the-counter market.)

                                       Number of     Price
  Date            P/S          N/O        Shares     Per Share
  ----            ---          ---     ---------     ---------
9/6/96             P            O      1,381,300     49.0187




                       Page 21 of 21 Pages


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